Exhibit 99.2

ASML successfully places Eurobond offering for €750 million

VELDHOVEN, the Netherlands, February 17, 2020 - ASML Holding NV (ASML) today announces that it has successfully placed a Eurobond offering of Senior Notes for a principal amount of €750 million. The transaction is expected to settle on February 25, 2020.

ASML expects to use the net proceeds of the offering for general corporate purposes, including capital expenditures, and/or for capital structure optimization, including for share buybacks under its existing program.

The Senior Notes are due in 2030 and have an issue price of 99.029% and a coupon of 0.250%.

The Senior Notes discussed in this press release have not been, and will not be, registered under the US Securities Act of 1933, and may not be offered or sold in the United States without registration or an applicable exemption from registration.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 24,900 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.